Via Facsimile and U.S. Mail
Mail Stop 6010

April 9, 2009

Mr. Mark N.K. Bagnall
Director (Principal Financial and Accounting Officer)
ADVENTRX Pharmaceuticals, Inc.
6725 Mesa Ridge Road
Ste 100
San Diego, CA 92121

> **Re: ADVENTRX Pharmaceuticals, Inc.**
> **Item 4.02 Form 8-K**
> **Filed March 25, 2009**
> **File No. 001-33537**

Dear Mr. Bagnall:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Tabatha Akins
Staff Accountant